C M

SEC 13012207 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Washington DC
193

SEC FILE NUMBER
8- 39904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO	NEW YORK	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. JUCHEM (516) 935-1200
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name -- *if individual, state last, first, middle name*)

ONE JERICHO PLAZA	JERICHO	NEW YORK	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

108 3/12

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. V.P. & CFO

Title

Notary Public

JO-ANNE BROCCOLO
Notary Public, State of New York
No. 4938754
Qualified in Queens County
Cert. Filed in Nassau County
Commission Expires July 25, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
FLI Investors, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 22, 2013

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	124,188
Furniture and fixtures - at cost (net of accumulated depreciation of $81,415)		143,657
Cash surrender value of key man life insurance		275,817
Investments in partnerships		-
	$	543,662

LIABILITIES AND MEMBERS' EQUITY

Liabilities and accrued expenses	$	20,742
Former member loan payable – currently due		73,232
Former member subordinated loan payable		219,697
Members' Equity		229,991
	$	543,662

The accompanying notes to statement of financial condition are an integral part of this statement.

FLI INVESTORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - <u>ORGANIZATION AND DESCRIPTION OF BUSINESS</u>

On August 16, 2012, First Long Island Investors, LLC changed its name to FLI Investors, LLC (the "Company"). The Company was organized on August 1, 1998, under Delaware state law. The Company was a financial services firm rendering both investment management and advisory services and was registered with the United States Securities and Exchange Commission (the "SEC") as an investment advisor under the Investment Advisors Act of 1940, as amended. In addition, the Company was also registered as a broker/dealer with the SEC and was a member of the Financial Industry Regulatory Authority ("FINRA"). On October 1, 2012, the Company amended its registration with the SEC and its membership with FINRA to reflect that it is now only a financial services firm, rendering brokerage services as a broker/dealer. The Company's customers are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

(a) Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest.

The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company's accounts receivable aging. Management considers accounts past due on a customer by customer basis. No allowance for doubtful accounts was provided as of December 31, 2012, as management believed that there were no material, additional, probable losses at that date.

(b) Investment in Partnerships

The Company has an equity interest in several limited partnerships, which are recorded at fair value. The Company was not required to make capital contributions into any of the partnerships and receives distributions only if the limited partners achieve certain returns. Accordingly, there were no distributions in 2012.

(c) Furniture and Fixtures

Furniture and fixtures is stated at cost. Depreciation is computed, using the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

(d) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Income Tax Policy (continued)

Accounting principles generally accepted in the United States of America ("GAAP") requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements. The Company's federal and state income tax returns for the years after 2008 remain subject to examination by the taxing authorities.

(f) Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(g) Member Loans Receivable

In accordance with GAAP, outstanding member loans that were not paid by the financial statements issuance date were offset against the members' equity. As a result, the Company offset $13,894 of the outstanding members' loans against members' equity as of December 31, 2011. The loans bore interest at the rate of 6% per annum, and required annual payments of interest and principal through 2012. The notes were repaid in full during 2012.

(h) Subsequent Events

The Company has evaluated subsequent events after December 31, 2012 through February 22, 2013, the date that the financial statements were considered available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the entity has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or the liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(continued)

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

Investments in partnerships have been determined to be a Level 3 asset. They are primarily investments in investment partnerships that invest in illiquid operating real estate or real estate development projects that are not anticipated to generate any return to the Company. Accordingly these investments have been valued at zero and there has been no change in the value from the prior year.

On certain investments where the Company has no capital or profits interest, fair market value has been estimated by management at zero. On other investments held by the Company, fair market value has been based on comparable sales values and appraisals. These valuation methods have been consistently applied.

NOTE 4 - FORMER MEMBER SUBORDINATED LOAN PAYABLE

On December 11, 2012, in connection with the purchase by the Company of a member's interest, the Company entered into a subordinated loan agreement with the former member, for $219,697, bearing interest at prime. The terms of the loan call for three equal annual installments of $73,232, plus interest thereon, commencing on January 1, 2014.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Prior written approval by FINRA is required before any repayment of this subordinated loan can be made. Unsecured advances to the former member during the term of the agreement are not permitted.

NOTE 5 - RETIREMENT PLAN

The Company maintains a defined contribution simplified plan under Section 401(k) of the IRC. All full-time employees are eligible for voluntary participation upon employment. Under this plan, employees may contribute any amount of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contribution.

The Company also maintains a profit sharing plan. Contributions to this plan are discretionary and are determined by the Company's management. A portion of the contributions are invested in the FLI Select Equity Fund L.P. and FLI Partners Fund, funds managed by the Company, and a portion is held in interest-bearing cash accounts which are managed by the Company.

NOTE 6 - COMMITMENTS

The Company is obligated under noncancelable operating leases for the rental of office space, office equipment and automobiles. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

(continued)

NOTE 6 - COMMITMENTS (Continued)

Future minimum rental payments required to be paid under these leases are as follows:

Year Ending December 31,	Amount
2013	$ 384,855
2014	392,995
2015	120,462
2016	2,440
	$ 900,752

NOTE 7 - KEY MAN LIFE INSURANCE

The Company is the owner and beneficiary of a key man life insurance policy carried on the life of a member bearing an aggregate face value of $600,000, with a death benefit of approximately $725,000 at December 31, 2012. No loans are outstanding against the policy. There are no restrictions in the policy with regard to loans.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company receives management fees from an entity in which it has ownership interests and certain entities related to the Company by common ownership.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2012, the Company had net capital of $306,031, which was $299,766 in excess of its required net capital. The Company's net capital ratio was .31 to 1.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C 3-3

To the Members of
FLI Investors, LLC

In planning and performing our audit of the financial statement of FLI Investors, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits), net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the policies and procedures listed in the preceding paragraph.

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

BERDON

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 22, 2013